SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6137

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,650,613
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,650,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,650,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,650,613
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,650,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,650,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,650,613
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,650,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,650,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 31, 2018, the Investment Manager entered into a non-binding Memorandum of Understanding (the "MOU") with the General Partner and Robert Hellman, in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC ("ACII") pursuant to which each of the Investment Manager and ACII indicated on a non-binding basis, among other things, their intention to support a corporate reorganization to transition the Issuer from a Delaware limited partnership into a newly formed Delaware corporation, to be named StoneMor Inc., whose common stock is expected to be listed for trading on the New York Stock Exchange. Pursuant to the MOU, the Investment Manager and ACII have indicated on a non-binding basis, provided that (i) the corporate reorganization is to be effected on the terms outlined in the MOU and is approved by the Conflicts Committee of the board of directors of the General Partner (the "Conflicts Committee") and (ii) the terms of the settlement of the incentive distribution rights and the economic interest of the General Partner agreed upon by the Conflicts Committee, on one hand, and ACII and StoneMor GP Holdings LLC ("GP Holdings"), on the other hand, are reasonably acceptable to the Investment Manager, their intention to enter into voting agreements to vote their Common Units of the Issuer in favor of the corporate reorganization. In addition, the MOU contemplates certain post-conversion governance provisions relating to StoneMor Inc., including that the merger agreement for the corporate reorganization will provide for a nine member board of directors, with ACII having the right to designate two directors and the Investment Manager having the right to designate one director so long as each holds specified amounts of Common Units, as well as a standstill agreement to be entered into by each of the Investment Manager and ACII limiting their respective actions with respect to StoneMor Inc. so long as each has board representation. The MOU also contemplates that, if definitive agreements relating to the corporate reorganization are entered into, each of ACII and the Investment Manager will have the right to participate, prorata based on its respective ownership percentage of the outstanding equity in future equity raises, if any, by the Issuer or StoneMor Inc.

The MOU may result in the Reporting Persons being deemed a "group" with ACII and certain of their affiliates (the "ACII Reporting Persons") within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The ACII Reporting Persons separately report their beneficial ownership of the Common Stock on a Schedules 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each ACII Reporting Person and any changes thereto. Although the Reporting Persons and the ACII Reporting Persons may be deemed to be a "group" with each other within the meaning of Section 13(d) of the Exchange Act, the Reporting Persons do not believe that they are part of a group with the ACII Reporting Persons and expressly disclaim membership in any "group" with the ACII Reporting Persons.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 7 Pages

The foregoing description is a summary of the MOU, does not purport to be complete and is qualified in its entirety by reference to the full text thereof. The MOU, which is referenced as Exhibit 2 to this Schedule 13D, is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The second paragraph of Item 6 of the Schedule 13D is hereby amended and restated, as follows:

Other than as described in Item 4, this Item 6 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 2:	Non-Binding Memorandum of Understanding

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2018

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD